XOMA CONTACTS: Ellen M. Martin
                         510-644-1170 or 800-BIO XOMA
                         Thomson IR: Juliane Snowden 212-510-9286


XOMA COMPLETES $30.7 MILLION COMMON SHARE FINANCING

Berkeley, CA - February 14, 2000 - XOMA Ltd. (Nasdaq: XOMA) today announced it has sold 6.1 million common shares in a private placement to a number of institutional investors for gross proceeds of $30.7 million. Arnhold and S. Bleichroeder, Inc. and Sutro & Co. Incorporated served as placement agents for the transaction.

"We are very pleased with the reception we received for this financing," said Peter B. Davis, Vice President of Finance and CFO of XOMA. "We attracted high-quality institutional investors and demand was such that we increased the funding above our original target level. The collaboration, licensing and supply agreements concluded in the past year with Genentech, Allergan and, most recently, Baxter have reduced our burn rate. These relationships plus this financing improve our financial position considerably over that of recent years."

"This week's financing represents a significant increase in our level of institutional investment," said Jack Castello, Chairman, President and CEO of XOMA. "We now have approximately two years of cash on hand to support continuing research on promising opportunities that could further enhance the value of the company."

Financing proceeds will be used primarily to fund development of products from XOMA's monoclonal antibody and BPI (bactericidal/permeability-increasing protein) development platforms. Monoclonal antibody products in XOMA's research pipeline include ING-1, an antibody that may be useful in treating a variety of solid tumor cancers, and Genimune(TM), a targeted gelonin fusion product candidate for treatment of immune cell cancers and autoimmune diseases. Internal BPI development programs include Mycoprex(TM), a BPI-derived fungicidal compound, and anti-angiogenic BPI peptide-derived compounds.

XOMA develops and manufactures biopharmaceuticals at facilities located in Berkeley and Santa Monica, California. Medical targets include infectious diseases, immunologic and inflammatory disorders, and cancer. The Company has extensive experience developing monoclonal antibodies. XOMA is collaborating with Genentech in developing the anti-CD11a humanized monoclonal antibody product. A Phase III trial was started in patients with moderate to severe plaque psoriasis in December 1999 and plans have been announced to perform a Phase I/II study in kidney transplant patients. In addition to the ING-1 and Genimune(TM) products, XOMA owns a patented method for antibody humanization, and has developed a cell expression system for manufacturing recombinant proteins (including antibodies) that has been licensed to more than 15 biotechnology and pharmaceutical companies worldwide.

XOMA's primary infectious disease drug development platform is BPI (bactericidal/permeability-increasing protein), a human protein with multiple anti-infective properties that is part of the body's defense system against microbial infection. BPI was discovered in white blood cells by Peter Elsbach, MD, and Jerrold Weiss, PhD, at New York University School of Medicine (NYU). XOMA has collaborated with NYU since 1991 to extend and apply BPI-related research to pharmaceutical development. XOMA recently entered into a licensing arrangement with Baxter Healthcare's Hyland Immuno Division to continue development of the NEUPREX(R) (rBPI21) product in meningococcemia and other anti-bacterial and anti-endotoxin indications. In 1999, XOMA completed a Phase III trial of NEUPREX(R) in meningococcemia, a deadly systemic bacterial infection that primarily attacks children. The Company also has an agreement with Allergan to develop BPI/antibiotic ophthalmic anti-infective products.

For more information, visit XOMA's web site at www.xoma.com

Statements made in this press release related to the sufficiency of the Company's cash position, timing of clinical trials, the FDA regulatory process, collaborative relationships, other aspects of product development, or that otherwise relate to future periods, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market. These risks, including those related to the timing or results of pending or future clinical trials, changes in the status of the Company's collaborative relationships, uncertainties regarding the legal standards applicable to biotechnology patents, and actions by the U.S. Food and Drug Administration or the U.S. Patent and Trademark Office, are discussed in the Company's most recent annual report on Form 10-K and in other SEC filings. Consider such risks carefully in evaluating XOMA's prospects.

                                      # # #